UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70461

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HamptonRock Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Crescent Court, Suite 525

                                    (No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephanie Rusad	612-801-7554	srustad@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co.

                       (Name – if individual, state last, first, and middle name)

718 Paulus Ave.	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

September 22, 2009	003631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HamptonRock Partners LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Founder and Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HamptonRock Partners LLC

Audited Statement of Financial Condition

Public Report

As of December 31, 2025

Table of Contents



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of HamptonRock Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HamptonRock Partners LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of HamptonRock Partners LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HamptonRock Partners LLC's management. Our responsibility is to express an opinion on HamptonRock Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to HamptonRock Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as HamptonRock Partners LLC's auditor since 2022.
Dallas, Texas
March 13, 2026

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

HamptonRock Partners LLC
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	886,307
Prepaid expenses and other assets		4,412
Total Assets	$	890,719
Liabilities and Member's Equity		
Liabilities		
Deferred Revenue	$	50,000
Due to Parent		383,620
Total Liabilities		433,620
Member's Equity		457,099
Total Liabilities and Member's Equity	$	890,719

See notes to the financial statement

HamptonRock Partners LLC
Notes to Financial Statement
December 31, 2025

Note 1 – General and Summary of Significant Accounting Policies

General

HamptonRock Partners LLC (the "Company") was formed on October 25, 2019, as a limited liability company in accordance with the laws of the State of Delaware. The Company is a registered broker / dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Johnswood, LLC, a Delaware LLC ("Parent").

The Company's principal business activities are advisory services for mergers and acquisitions (M&A) for private companies, and private placement of securities.

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds of securities for or to customers, (2) does not and will not carry accounts of or for the customers and (3) does not and will not carry PAB accounts.

a. Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

b. Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

c. Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. At December 31, 2025, the Company had non-interest-bearing deposits at a financial institution totaling $886,307. At December 31, 2025, the Company had no interest-bearing deposits in financial institutions.

d. Revenue Recognition

Revenue from contracts with customers includes fee income related to advisory services for raising private capital and mergers and acquisitions (M&A) to private companies. The recognition and measurement of revenue under Financial Accounting Standards Board ("FASB") Accounting

Standards Codification ("ASC") ASC 606, *Revenue from Contracts with Customers*, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at the point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services for raising private capital and mergers and acquisitions (M&A) to private companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

Billable Expense Income are generally fees up to a certain limit defined in the contract that are tied to specific components of the advisory services the Company will provide. The Company satisfies these performance obligations by completing the project targets defined in the contracts. Payment terms are generally fixed, explicitly defined in the contracts and recognized at the point in time the Company provides the service or completes the target action

e. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of advisory services for raising private capital and mergers and acquisitions to private companies. The Company has identified its CEO as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

f. Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Income taxes are calculated and paid at the member level. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

HamptonRock Partners LLC
Notes to Financial Statement
December 31, 2025

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $452,687 and was $423,779 in excess of its required net capital of $28,908. The Company had $433,620 in indebtedness, therefore; the ratio between aggregate indebtedness to Net Capital is .9579 to 1.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

In accordance with this capital policy, there were four capital distributions in 2025, totaling $6,117,000, to the member.

Note 3 – Related Party Transactions

The Company has an Office and Administrative Services Agreement in place, with effective date of July 1, 2022, with its Parent whereby the Parent charges the Company for administrative functions, including but not limited to office and secretarial services, accounting oversight, use of office facilities and equipment, employee compensation and related employee benefits, liability insurance, technology, and other indirect expenses of operations. This agreement remains in force until either party submits a notice of termination. The Company amended the Office and Administrative Service Agreement effective January 1, 2024. The existence of this association may create operating results and a financial position significantly different than if the companies were autonomous.

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to the Company. The allocation services fee is a fixed amount that is charged by Parent on a monthly basis. For the year ended December 31, 2025, the Company recorded total incremental allocation services fees of $471,481, which is recorded in the following categories on the Statement of Operations:

Salaries and Payroll Taxes	$442,497
Rent	24,084
Technology and communications	4,900
Total	$471,481

As of December 31, 2025, there was $383,620 due to Parent. This represents expenses related to the expense sharing agreement.

Note 4 – Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

Note 5 – Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company has no significant commitments or contingencies at December 31, 2025. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 – Subsequent Events

Management has evaluated all subsequent events through March 13, 2026, the agreed upon date on which this financial statement was available to be issued and determined that there are no subsequent events to disclose.